Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

EL POLLO LOCO HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

268603107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268603107	Schedule 13G	Page 1 of 11

1	Names of Reporting Persons Biglari Holdings Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 120,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 120,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 120,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.4%
12	Type of Reporting Person CO

CUSIP No. 268603107	Schedule 13G	Page 2 of 11

1	Names of Reporting Persons The Lion Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,000,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.1%
12	Type of Reporting Person PN

CUSIP No. 268603107	Schedule 13G	Page 3 of 11

1	Names of Reporting Persons First Guard Insurance Company
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 120,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 120,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 120,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.4%
12	Type of Reporting Person IC

CUSIP No. 268603107	Schedule 13G	Page 4 of 11

1	Names of Reporting Persons Biglari Capital Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,000,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.1%
12	Type of Reporting Person OO

CUSIP No. 268603107	Schedule 13G	Page 5 of 11

1	Names of Reporting Persons Sardar Biglari
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,120,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,120,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,120,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.5%
12	Type of Reporting Person IN

CUSIP No. 268603107	Schedule 13G	Page 6 of 11

ITEM 1.	(a) Name of Issuer:

El Pollo Loco Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

3535 Harbor Blvd., Suite 100, Costa Mesa, CA 92626

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Biglari Holdings Inc. (“Biglari Holdings”)

The Lion Fund II, L.P. (“Lion Fund II”)

First Guard Insurance Company (“First Guard”)

Biglari Capital Corp. (“BCC”)

Sardar Biglari

(b)	Address or Principal Business Office:

The principal business address for First Guard is 240 Nokomis Ave S., Venice, FL 34285.

The principal business address for each of the other Reporting Persons is 19100 Ridgewood Parkway, Suite 1200, San Antonio, TX 78259.

(c)	Citizenship of each Reporting Person is:

Biglari Holdings is organized under the laws of Indiana.

Lion Fund II is organized under the laws of Delaware.

First Guard is organized under the laws of Arizona.

BCC is organized under the laws of Texas.

Sardar Biglari is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”).

(e)	CUSIP Number:

268603107

CUSIP No. 268603107	Schedule 13G	Page 7 of 11

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2023, based upon 32,953,268 shares of Common Stock outstanding as of October 27, 2023, as disclosed in the Issuer’s Quarterly Report filed with the Securities and Exchange Commission on November 3, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Biglari Holdings Inc.	120,000	0.4%	0	120,000	0	120,000
The Lion Fund II, L.P.	4,000,000	12.1%	0	4,000,000	0	4,000,000
First Guard Insurance Company	120,000	0.4%	0	120,000	0	120,000
Biglari Capital Corp.	4,000,000	12.1%	0	4,000,000	0	4,000,000
Sardar Biglari	4,120,000	12.5%	0	4,120,000	0	4,120,000

The share amounts reported herein consist of (i) 4,000,000 shares of Common Stock held of record by Lion Fund II and (ii) 120,000 shares of Common Stock held of record by First Guard.

Mr. Biglari is the sole member, Chairman and Chief Executive Officer of BCC, which is the general partner of Lion Fund II. By virtue of these relationships, Mr. Biglari and BCC may be deemed to share beneficial ownership of the securities held by Lion Fund II.

Mr. Biglari is also the Chairman and Chief Executive Officer of Biglari Holdings and maintains investment and voting control of the securities held by Biglari Holdings. First Guard is a wholly owned subsidiary of Biglari Holdings. By virtue of these relationships, Mr. Biglari and Biglari Holdings may be deemed to share beneficial ownership of the securities held by First Guard.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 268603107	Schedule 13G	Page 8 of 11

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 268603107	Schedule 13G	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Biglari Holdings Inc.

By:	/s/ Sardar Biglari
Name:	Sardar Biglari
Title:	Chairman and Chief Executive Officer

The Lion Fund II, L.P.
By:	Biglari Capital Corp., its general partner

By:	/s/ Sardar Biglari
Name:	Sardar Biglari
Title:	Chairman and Chief Executive Officer

First Guard Insurance Company
By:	Biglari Holdings Inc., its parent company

By:	/s/ Sardar Biglari
Name:	Sardar Biglari
Title:	Chairman and Chief Executive Officer

Biglari Capital Corp.

By:	/s/ Sardar Biglari
Name:	Sardar Biglari
Title:	Chairman and Chief Executive Officer

Sardar Biglari

/s/ Sardar Biglari

CUSIP No. 268603107	Schedule 13G	Page 10 of 11

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.